Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 98876

                                December 5, 2005

                              FOR THE EXCLUSIVE USE
                    OF THE SECURITIES AND EXCHANGE COMMISSION


VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission
Room 4561
100 F Street, N.E.
Washington, D.C. 20005

Attention: Barbara C. Jacobs, Assistant Director

            RE:   Magnitude Information Systems, Inc.
                  Revised Schedule 14A filed October 28, 2005
                  File No. 0-32485

Dear Assistant Director Jacobs:

      We are filing via EDGAR today Amendment No.2 to the revised Schedule 14A Proxy Statement filed with the Commission on October 28, 2005 ( "Amendment 2" ) on behalf of Magnitude Information Systems, Inc. (the "Company"). Amendment 2 contains revisions responsive to the five comments set forth in the Staff's letter to the Company, dated November 17, 2005. For the convenience of the Staff, we are mailing three (3) hard copies of Amendment 2 together with the Staff's November 17, 2005 comment letter by overnight delivery.

      Please be advised that the Company has filed a current report on Form 8-K via Edgar today under:

      Item 5.02(c), with respect to the appointment of Joerg H. Klaube to the Board of Directors on December 2, 2005;

      Item 1.01, with respect to an amendment to the employment agreement between the Company and Mr. Joerg H. Klaube, pursuant to which Mr. Klaube's position as Chief Financial Officer was changed from full-time to part-time, with a corresponding reduction in his salary, while the employment term was amended to terminate on March 31, 2006 or until a full-time replacement is hired by the Company, effective as well on December 2, 2005, and;

      Item 5.02(b), with respect to the resignation of Ivano Angelastri from its Board of Directors on December 2, 2005, for personal reasons unrelated to the Company and his prior service as a director.

      Accordingly, Amendment 2 contains revisions that substitute Joerg H. Klaube for Mr. Ivano Angelastri as a nominee for election to the Board of Directors, disclose Mr. Angelastri's resignation from the Board, and disclosures addressing the amendment to Mr. Klaube's employment agreement.

      Please note the Company's following responses keyed to the Staff's comments in its November 17, 2005 letter:

Revised Preliminary Proxy Statement on Schedule 14A

General

1. We note that you have yet to file a proxy statement for your annual meeting for 2005 and that your current proposals regarding the election of directors and ratification of accountants are proposals typically raised at an annual meeting. Accordingly, it appears that your special meeting is occurring in lieu of your annual meeting for 2005. If so, please be aware of your requirements pursuant to Rule 14a-3(b) under the Exchange Act to furnish certain information to stockholders. Please advise us of your intentions to satisfy such requirements.


      Please be advised that Company management believes it is appropriate to include the election of directors and ratification of accountants to its proposals at the special meeting of stockholders. It is the intention of Company management to deliver to all stockholders a copy of the Company's Form 10-KSB for the fiscal year ended December 31, 2004, as amended, together with the proxy statement.

Board Meetings and Committees of the Board of Directors, page 10

2. It does not appear that disclosure pursuant to the requirements of Item 7(d)(3)(i) of Schedule 14A and Item 306 of Regulation S-B has been provided. Please revise as appropriate.

      We have revised this section to update the disclosure that although the Company had appointed an Audit Committee, its functions were undertaken by the whole Board of Director during fiscal year 2004 and continuing through the date hereof.

Director Attendance at Special and Annual Meetings of Shareholders, page 12

3. Your current disclosure indicates that all directors attended the last meeting of stockholders in 2000. Please revise as appropriate.

      Pursuant to the Staff's comment, we have revised the disclosures in this section to correct a grammatical error and disclose that although our Bylaws require an annual meeting of stockholders, that we have not held one since May, 2000.

Proposal Two, page 13

4. We note your revised disclosure on pages 16 and 17 of your proxy statement with respect to the composition of your outstanding share numbers. It appears, however, that certain numbers do not add up. For example, the 197,664,628 and 224, 035,192 share numbers you discuss do not appear to equal the aggregate of the securities you disclose as constituting such share numbers. Please confirm that your disclosure is accurate and revise as appropriate. For the benefit of your stockholders, please also consider the readability of your disclosure.

      Pursuant to the Staff's comment, we have revised the disclosures on pages 16 and 17 to set forth the accurate number of shares currently outstanding and those outstanding on a fully diluted basis as well as those projected to be outstanding following the adoption of the amendment to the Company's certificate of incorporation, increasing the authorized common shares. Pursuant to the Staff's comment concerning readability, we have revised this section to make these disclosures more readable.

Where You Can Find More Information, page 22

5. Please update our contact information as we have recently relocated our offices to 100 F Street, N.E., Washington, D.C. 20549.

      Pursuant to the Staff's comment, we have revised this section to provide the Commission's new address.

      We would be pleased to provide the Staff with any further information or documents upon request.

                                               Very truly yours,

                                               /s/ Joseph J. Tomasek
                                               ----------------------
                                               Joseph J. Tomasek, Esq.

cc: Commission Staff:
Anne Nguyen, Special Counsel
Daniel Lee, Esquire

Board of Directors
Magnitude Information Systems, Inc.